Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

May 9, 2012

Item 3.	News Release

The Company’s news release dated May 9, 2012, was disseminated by Marketwire, Incorporated on May 9, 2012.

Item 4.	Summary of Material Change

The Company announced that Dr. Andrew J. Ramcharan, Ph.D., P. Eng., has joined the Company as Executive Vice President - Corporate Development.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated May 9, 2012

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Corporate Development Veteran Joins Petaquilla Minerals Ltd. in Key Role

Vancouver, BC – May 9, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that Dr. Andrew J. Ramcharan, Ph.D., P. Eng., has joined the Company as Executive Vice President - Corporate Development. Dr. Ramcharan, formerly with IAMGOLD Corporation as Manager -Corporate Development, is a vastly experienced and qualified Bay Street (Gold Miner-M&A) dealer. He has joined the Company’s newly-formed Toronto office with the vision to grow the Company into a mid-tier gold producer through acquisitions and organic growth.

Dr. Ramcharan’s primary objective for Petaquilla will be to increase shareholder value through the growth of the Company’s resource profile. He will be responsible for the growth of the Company’s gold profile through the organic growth of its flagship Molejon Gold Mine, which is anticipated to produce 70,000 ounces of gold at an average cash cost of US$550-US$600/ounce for Fiscal Year 2012, and acquisitions. In addition, he will focus on moving the Company’s Lomero-Poyatos mine into production as well as capital-raising for this project. His role will also encompass the development of, the acquisition of, and, ultimately, the spin out of copper assets.

Dr. Ramcharan brings a wealth of experience to the Company with diversity in operations (joint venture, Dynatec Corporation/FNX Mining Company Inc.), investment banking (Resource Capital Funds), consultancy at SRK Consulting, and corporate development at IAMGOLD Corporation. Dr. Ramcharan was with IAMGOLD Corporation through their acquisition of Orezone Resources Inc., their recently announced definitive agreement (fully diluted value of approximately $608 million) with Trelawney Mining and Exploration Inc., and was instrumental in various private placement unit acquisitions last year in Colombia.

Dr. Ramcharan is a graduate of the Colorado School of Mines, the University of Leoben and of Harvard University's Continuing Education program. He is a Qualified Person and an expert on National Instrument 43-101 with his Ph.D. thesis on global reporting codes.

Mr. Richard Fifer, Executive Chairman of the Company, stated that Andrew Ramcharan has “all the qualities necessary to transform Petaquilla into a mid-tier producer and we are happy to welcome him to our team”.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause events to be materially different from future events expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions. Any forward-looking statements speak only as at the date of this document. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.